Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: March 14, 2016

FirstMerit Corporation posted the following public comment on Facebook on March 14, 2016.

Hi Kristopher: The current proposal is to close the Ashtabula Harbor branch and transfer accounts to another branch. You will receive prior notice of any changes to your branch. If you have additional questions please send your contact information to socialcare@firstmerit.com and we will contact you directly.